EXHIBIT 4.2
SCHEDULE TO THE JABIL CIRCUIT, INC.
2002 EMPLOYEE STOCK PURCHASE PLAN
Adopted by the Company by resolution of the Board on October 27, 2005
The Government of India has under Section 17(2)(iii) of the Income-tax Act, 1961 issued Notification No.F.No.142/48/2001-TPL prescribing guidelines for Employee Stock Option Plan or Scheme
I.	Purpose:

Jabil Circuit, Inc, a company incorporated under United States laws and having its registered office at Florida intends to adopt this Sub Plan as an addendum to the overall Jabil Circuit, Inc. 2002 Employee Stock Purchase Plan. The Sub Plan incorporates specific additional terms, conditions and restrictions applicable to stock options granted to employees of Jabil Circuit India Private Limited, Jabil Circuit Technology India Private Limited, and any other company of the Jabil group in India which may be formed or acquired at a later date or time. These additional terms, conditions and restrictions are intended to ensure compliance of the Jabil Circuit, Inc. 2002 Employee Stock Purchase Plan (‘the Plan’) to the ESOP Guidelines issued by the Indian Government.

II.	The rules of this India Sub Plan take precedence over other provisions of the Plan but unless otherwise specifically superseded by terms of the India Sub Plan, the provisions of the Plan shall govern the operations of the India Sub Plan.

III.	The India Sub Plan shall be effective from 1 November 2005.

IV.	Shareholder Approval:

Shareholder approval for the Plan has been granted on 24 September 2002.

V.	An employee who is a promoter or belongs to the promoter group or is a director who either by himself or through his relative/body corporate, directly or indirectly holds more than 10% of the outstanding equity shares of the company, shall not be eligible to participate under the Sub Plan.
1.1	For purposes of the above, “Promoter” means:
a)	the person/s who are in over-all control of the company; or

b)	the person/s who are instrumental in the formation of the company; or the programme pursuant to which shares were offered to the public; or

c)	the person/s named in the offer document as promoter(s).
A director or officer of the company will not be deemed to be a promoter if he is acting as such only in his professional capacity.
(Explanation: Where a promoter of a company is a body corporate, the promoter of that body corporate shall also be deemed to be a promoter of the company.)
1.2	“Promoter group” means:

a)	an immediate relative of the promoter (i.e. spouse of that person, or any parent, brother, sister or child of the person or of the spouse) ; or

b)	persons whose shareholding is aggregated for the purpose of disclosing “shareholding of the promoter group” in the offer document.
VI.	The India Sub Plan as applicable to India shall not be subject to changes as required by the ESOP Guidelines unless prior approvals from the relevant Indian regulatory authorities, if required, have been obtained in this behalf.

VII.	Plan Terms and Conditions Binding:

Shares granted under this Sub-Plan shall be subject to all other terms and conditions of the Plan.

VIII.	Amendment:

The Sub Plan may be suspended or discontinued at any time.
For Jabil Circuit, Inc.
Authorized Signatories:

By:

By: